

Mail Stop 3030

February 8, 2017

Via E-mail
Anish Bhatnagar, M.D.
Chief Executive Officer
Capnia, Inc.
1235 Radio Road, Suite 110
Redwood City, California 94065

>   **Re:   Capnia, Inc.**
>   **Amendment No. 1 to Preliminary Proxy on Schedule 14A**
>   **Filed January 31, 2017**
>   **File No. 001-36593**

Dear Dr. Bhatnagar:

We have limited our review of your amended preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our January 24, 2017 letter.

Change-of-control provisions in Essentialis's agreements…, page 21

1.   We note your response to prior comment 2. Please tell us whether the promissory notes mentioned in the fifth sentence are the only agreements generating this risk factor. Also, revise your disclosure to clarify (1) the number of your shares to be issued as a result of the Essentialis Series B preferred resulting from the proposed note amendment and (2) the dollar amount of cash required if the renegotiation were unsuccessful.

Security Ownership of Certain Beneficial Owners and Management of the Combined Company, page 108

2.   We note your response to prior comment 1. Please tell us the number of shares to be issued to Vivo Ventures as merger consideration, and separately tell us the number of shares included in the Vivo Ventures beneficial ownership disclosure on this page as a

result of the "concurrent financing." Given that it is unclear from this table the number of shares to be issued in the merger to shareholders in this table, it is unclear on what facts you rely to issue shares in the merger without registration under the Securities Act. Please provide us your analysis demonstrating the availability of an applicable exemption from registration of the issuance of shares as merger consideration.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc:     Elton Satusky
        Wilson Sonsini Goodrich & Rosati